SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








                      CCF 2004 ANNUAL RESULTS - HIGHLIGHTS
                            (UK GAAP, French scope)


-The HSBC Group's profit before tax and goodwill amortisation in France^ (UK GAAP), increased by 48.5 per cent to US$689 million.

-Personal Financial Services maintained a firm pace of growth, with loans outstanding up 10.9 per cent and sight deposits up 9.6 per cent.

-Commercial Banking scored a number of commercial successes, due in particular to capital markets and cash management products developed by the HSBC Group, which offset reduced demand for business borrowing.

-Corporate, Investment Banking and Markets, which is integrated with the rest of the HSBC Group, continued to bolster its positions in the bond market (origination, trading, structured products), syndicated loans and mergers and acquisitions advisory.

-Asset Management achieved excellent commercial results, with assets under management surging by 17.8 per cent to Eur56 billion.

-The reorganisation of the Private Banking segment was completed following the four-way merger that took place in 2003.

^These consist of CCF's activities in France and the operating activities of HSBC Bank plc's Paris branch.

Charles-Henri Filippi, Chairman and Chief Executive Officer of CCF, made the following comments on these results: "In 2004, CCF continued to strengthen its positions in many areas (retail banking, asset management, bond markets, corporate finance) and launched new initiatives to attract medium-sized and large corporations and to develop structured products.

"As a result, our 2004 performance provides a solid base for our 2005-2008 strategic plan, entitled 'Efficacite pour la croissance' ('Managing for Growth'), which was presented on 13 January 2005.

"This plan is based on the quality of CCF's customer base and of its staff, along with the HSBC Group's support in terms of international presence, financial clout and technological skills. It should enable the HSBC Group to achieve substantially stronger positions in its target markets in France."

Financial Results

The HSBC Group in France: 2004 results (UK GAAP)

In France, the HSBC Group generated profit before tax and goodwill amortisation of US$689 million, up 48.5 per cent relative to 2003. Stated in euros, the increase was 35.1 per cent to EUR555 million.

This strong growth was driven by:
   - brisk top-line performance (revenues up 3.8 per cent^^);
   - higher costs attributable in particular to the launch of investments needed for future growth and the major regulatory projects (up 9.0 per cent);
   - an improvement in the situation concerning a number of risks, on which there were net recoveries, with the cost of current risk stabilising at a moderate level of 0.23 per cent of loans outstanding.

^^Change calculated in euro figures, excluding the impact of items related to the acquisition of CCF.

Outlook for 2005

As Charles-Henri Filippi announced when he was appointed Chairman and CEO of CCF on 1 March 2004, the entire company has joined forces to prepare an ambitious strategic plan entitled 'Efficacite pour la croissance', which echoes the HSBC Group's 'Managing for Growth' plan.

The aim of this plan is to step up the pace of the Group's growth in its target customer segments and to set the standards in terms of quality of advice and service in the banking sector.

With competition getting fiercer all the time, the Group's objective is to grow its revenues by around 40 per cent between 2004 and 2008^^^.

For the future, CCF will continue to pursue its expansion strategy, which is underpinned by the following aims:

   - rebranding CCF as HSBC and rolling out the new brand across the entire CCF, UBP and Banque de Picardie networks, as well as Banque Hervet's branches in the Paris region;
   - increasing the networks' geographical coverage;
   - strengthening their commercial teams by creating almost 1,300 jobs across all the banking activities;
   - expanding the product and service offering for all customer segments using the expertise of the HSBC Group;
   - unlocking efficiency gains by reorganising each of the business segments and rolling out the most effective information technologies as part of the Group's worldwide strategy. The French implementation of the HUB system is set to continue, following its introduction at Banque de Picardie in November 2004.

^^^Figures calculated based on the operating activities of the HSBC Group in France (including the HSBC Paris branch) under UK GAAP before goodwill amortisation. The impact of IFRS has not been shown at this stage.

Business Segment Results

Personal Financial Services

In 2004, the Personal Financial Services segment posted brisk growth. Revenues rose by 6.0 per cent relative to 2003:
   - average loans to personal customers grew by 10.9 per cent, with a 14.7 per cent increase in mortgage loans;
   - sight deposits rose by 9.6 per cent;
   - amounts held in special regulated savings accounts posted a rise of 8.9 per cent.

Fee income advanced by 6.5 per cent on the back of financial fees, which benefited from the recovery in stockmarkets, along with privatisations and especially a significant increase in the sales of life insurance products during 2004.

In line with the strategic plan for 2008, CCF has already made clear headway among:
   - wealth management customers, with the number of Premier customers rising 18 per cent;
   - non-resident customers.

Meanwhile, the expansion of activity in remote banking continued in 2004:
   - over one million transactions on the web site, representing an increase of 30 per cent on the 2003 level;
   - all in all, there were more than 11 million logins on the www.ccf.fr website, almost double the 2003 level.

Commercial Banking

In a depressed context of demand for business investment, with average loans outstanding down 2.5 per cent, the key figures for 2004 were revenue growth of
4.0 per cent. This was achieved through improving the range of products and services offered, with an increase in sight deposits of 7.7 per cent and growth in fund transfer fees of 7.2 per cent.

Supported by the HSBC Group's recognised expertise in cash management and international trade finance and by its exceptionally strong international network the development of business with commercial banking clients was driven by:
   - a richer range of products and services, resulting from organisational improvements;
   - additional remote banking services based on cutting-edge technology.

In a bid to strengthen the Group's positions in various categories of business customers greater co-operation between the business customer line and the Group's other customer lines has helped to enhance the product and service offering, including:
   - the introduction of structured investment products offering capital and performance guarantees, and therefore providing an alternative to money-market funds products (Sinopia's Protectissimo);
   - the launch of a PERCO (mutual employee retirement savings plan);
   - the launch of interest rate hedging products for SMEs by Regional Treasury Centres.

As a result of organisational improvements with the implementation of a unit dedicated to business clients with sales in excess of EUR150 million, which provides globally co-ordinated relationship management coverage, these businesses can now be offered the full range of investment banking products backed by a more responsive lending policy.

In alternative channels, CCF's aim is to integrate its remote banking services with its product and service offering and to progress from a variety of channels to a genuinely integrated multi-channel approach.

In 2004, Internet Elys PC attracted 40 per cent of new users, and the number of online transactions rose by 55 per cent.

The launch of hsbc.net (cash management) will give CCF an excellent internet distribution channel in the French market and will represent a major competitive edge in the commercial customer segment.

Corporate, Investment Banking and Markets

The HSBC Group's financial and commercial strength and the performance of CCF's teams enabled this segment to generate strong business volumes in 2004. This limited the impact of adverse market conditions in bonds and corporate financing.

HSBC has seen strong commercial performance in Global Markets in France highlighted by:
   - HSBC CCF's ranking in the top five counterparties serving French clients in all product areas;
   - the first-class service delivered by its sales teams, as confirmed by various external surveys (Greenwich);
   - the presence in Paris of three product expertise and production platforms, benefiting from the exceptional leverage afforded by the HSBC Group network, especially among institutional clients:
       - a structured interest rate derivatives platform, with international sales tripling in 2004;
       - a trading platform (European government bonds), which enabled HSBC
         CCF to rank among the top three market makers in French government debt in 2004;
       - a structured equity derivatives product platform.
    - HSBC CCF maintained its position in the league tables, ranking second in 2005 in French corporate Eurobond issues (source: Bondware).

HSBC CCF has become a major player in France for corporate and investment banking. With the support of the HSBC Group's financial strength and its excellent relations with large corporates, the bank has continued to grow its positions:
   - HSBC CCF ranked sixth in mergers and acquisitions (source: Merger
     Market), a rise of eight places relative to 2003 thanks to deals completed in France (Picard Surgeles, GrandVision, Rue Imperiale etc.) and some impressive cross-border advisory mandates handled in conjunction with the HSBC Group network (e.g. sale of Rhodia's phosphates business in the USA, the sale of RPG in India etc.);
   - it also ranked sixth in primary equity issues in the French league tables based on its numerous successes (privatisation of APRR, Snecma, Aeroports de Paris, etc.) (source: Bondware);
   - HSBC CCF holds a very strong position in LBO financing and handled the largest LBO financing deal in 2004 (Rexel);
   - in syndicated loans, HSBC CCF now ranks among the top five players;
   - in subordinated debt and quasi-equity: one of the leading players in France.

Under its strategic plan, HSBC CCF aims to become:
   - one of the top three banks for at least 50 per cent of its corporate clients;
   - a leading bank in international services for these priority clients;
   - a leader in capital markets and financing (in the top three or top five, varying from product to product);
   - a major player in mergers and acquisitions (top five).

Growth will also be driven by the introduction of a first-rate offering of interest rate and equity derivatives, efforts to strengthen coverage of corporate clients and the range of value-added products, and efficiency improvements in support functions.

Asset Management

Assets under management grew by 17.8 per cent to EUR56 billion. This growth was fuelled by a combination of strong commercial impetus, innovation and good investment performance.

HSBC Asset Management Europe's (HSBC AME) assets under management rose by 19.8 per cent to EUR40 billion. Of this increase, 75 per cent consisted of net new money.

In France, HSBC AME won a number of new mandates and was one of the 38 asset managers selected by France's FRR (Fonds de Reserve des Retraites - pensions reserve fund) from among 400 applicants, and was retained by many institutional clients following tenders concerning socially responsible investment.

HSBC AME continued to grow in continental Europe. For instance:
   - the Italian branch doubled assets under management in 2004, due to a sharp rise in its financial customer base;
   - the Stockholm office, which opened in January 2004, did very well with financial and institutional customers in Nordic countries by selling the HSBC Group's equity products (HGIF Chinese Equity, HGIF Indian Equity).

HSBC AME also successfully launched some innovative value-added products in 2004, such as dynamic money-market funds (HSBC AM Multicash and HSBC AM Prime
ABS), along with high-yield 'equity' funds focused on dividends. In this latter category, HSBC AM Valeurs Haut Dividende was ranked by Agefi as the third best fund in terms of one-year performance in the retail bank category.

The 13.3 per cent rise in Sinopia's assets under management to EUR16 billion was due in particular to net new money flowing into hedge funds.

Sinopia maintained a high level of research activity in 2004, enabling it to offer innovative new products such as Evolissime, based on market volatility, and Predictime, an equity fund based on anticipating earnings surprises.

Sinopia's asset management business won several awards for its ability to create products that deliver superior long-term performance. In the Agefi Awards, Sinopia America EUR Hedge was named 'top performer over three years' in the North American equities category, while Monde PEA was named 'top performer over three years' in the international equities category.

Sinopia, the HSBC Group's quantitative asset management specialist, is continuing to develop its business in Asia and continental Europe.

Employee savings unit HSBC CCF Epargne Entreprise won a series of new mandates, enabling it to keep assets under management stable relative to 2003 despite the 'Sarkozy' measure to allow early withdrawals of employee savings.

HSBC CCF Epargne Entreprise also launched a PERCO offering.

Capitalising on the strength of the Group's position, the Asset Management segment will expand across all customer segments and will contribute to the growth plan by delivering a tangible increase in total assets under management.

Its strategy will notably be predicated on the following goals:
   - a new organisation based on the HSBC Investments and HSBC Alpha Business platforms;
   - greater co-operation with the Personal Financial Services and Private Banking segments;
   - a richer wealth management offering;
   - commercial expansion underpinned by the strengths of the HSBC network.

Private Banking

Private Banking's results were again affected by high exceptional costs resulting notably from the move into a new location and the unification of IT systems. Assets under management fell by 8.9 per cent to EUR15 billion
(of which 6.4 per cent comes from volumes). As a result, this reduction dragged down revenues by 11.9 per cent.

As in previous years, HSBC Private Bank France and its subsidiary Louvre Gestion won awards for their short and long-term performance from Mieux Vivre Votre Argent magazine, ranking second over five years (all institutions) and third over one year (specialist banks).

The goals of the strategic plan for 2008 are highly ambitious. In particular, the segment aims to achieve a 60 per cent increase in the penetration rate among very wealthy clients, by offering them a richer range of products and services and by adopting a co-ordinated approach across the HSBC Group. The target is to make HSBC CCF Private Bank France a key player in its market.

Transition to International Financial Reporting Standards

The adoption of International Financial Reporting Standards ('IFRS') from 1 January 2005 is the most significant accounting development for HSBC. The European Union ('EU') requires that listed European companies prepare their 2005 financial statements in accordance with EU-approved IFRS. HSBC's 2005 interim financial statements will, therefore, be prepared in accordance with IFRS. The European Union endorsement process for IFRS is ongoing but the majority of standards are now endorsed. HSBC has substantially completed its transition to IFRS. The process of refining systems and processes in order to collect data on a fully IFRS-compliant basis for 2005 reporting is well advanced. On 10 December 2004, HSBC filed with the US Securities and Exchange Commission a summary of the applicable differences between UK GAAP and IFRS. This should be referred to for details of the major expected IFRS effects on HSBC Group, and is available from http://www.hsbc.com/hsbc/investor_centre/financial-results, although, as work continues and standards develop other effects may emerge. HSBC currently intends to file restated 2004 comparative data and the 2005 opening balance sheet on an IFRS basis. However, HSBC's results for periods prior to 2004 will not be restated and its results for 2005 and subsequent years will not be comparable to these prior periods.

Main Items of Consolidated Profit and Loss Accounts

Results from the HSBC Group's operating activities in France (UK GAAP)

The French scope includes CCF's French activities, with the exception of results from entities that belong legally to CCF but are located outside France (mainly Groupe Dewaay in Belgium, CMSL and Framlington in the UK and branches in Belgium and Greece) and the operating results of HSBC Paris branch (the French branch of HSBC Bank plc UK).

Figures in US$ million                        2004    2003    % change
Contribution to the HSBC Group's profit on
 ordinary activities before tax and goodwill
 amortisation                                  689     464        48.5

By business line:
Personal Financial Services                    230     165        39.4
Commercial Banking                             274     257         6.6
CIBM                                           327     129       153.4
Private Banking                                (21)     21           -
Other                                         (121)   (108)          -

CCF consolidated results (French GAAP, legal scope)

Figures in EUR million                      2004      2003    % change

Operating income                           2,440     2,345         4.0
General operating expenses and
 depreciation charges^^^^                 (1,784)   (1,614)       10.6

Operating profit before
 provisions                                  656       731       (10.3)
Bad and doubtful debt charge^^^^^             43      (138)          -

Operating profit                             699       594        17.8
Gains/(loss) on disposal of fixed
 assets                                       16        33           -
Profit from associated undertakings           23        16           -

Profit on ordinary activities before
 tax                                         738       643        14.8
Exceptional items                              -        10           -
Corporation tax                              (93)      (44)          -
Goodwill amortisation                       (112)      (65)          -
Net recoveries from RGBR                     194        85           -
Minority interests                             2        (2)          -

Profit attributable                          729       627        16.2
ROE (%)                                     20.2      18.8           -

^^^^Total change of EUR170 million, including strategic investments
(EUR35 million), such as the HUB IT platform, and a change in the accounting treatment of IT development costs (EUR27 million).

^^^^^Total change of EUR181 million, including EUR189 million in change in sector risks (EUR162 million relating to two specific industrial sectors).

The main differences between UK GAAP and French GAAP, relating to the P&L account, fall into two categories:
   - differences that have no impact on net profits and correspond to different classifications of items within the P&L account. Examples include the classification of some capital gains on property or securities being treated as capital gains on fixed assets under UK GAAP rather than operating income under French GAAP.
   - differences that affect net profit. This category includes differences in the methods used for asset consolidation, valuation and impairment (market value under UK GAAP, historical value under French GAAP) and risk assessment and hedging (general provision or collective impairment under UK GAAP, RGBR under French GAAP).

Positions of CCF Group in France - 2004

Personal Financial Services (penetration rate - among customers with at least EUR150,000 in financial assets).

France:                     5%
Paris region:              10%

Commercial Banking (account relationship rate)

Large SMEs:                58%
Medium SMEs:               20%
Small SMEs:                18%
Very Small Enterprises:    30%


CIBM (league tables)


                                             2004 position       2000 position

Syndicated Loans:5th (Bondware)              5th (Bondware)     10th (Bondware)
Bonds - all issuers                          3rd (Bondware)
Bonds - Corporate issuers                    2nd (Bondware)     12th (Bondware)
Mergers & Acquisitions                  6th (Merger Market) 24th(Merger Market)
PCM (cash management)             5th (HSBC no.2 worldwide)
Trade Services                 12.4% of market share (HSBC
                                            no.1 worldwide)

Asset Management

Market share:      3.5%
Rank 2004:         8th (I&PE ranking - by FUM distributed in
                        Europe, all networks/customers)

Contact Details

For more information about CCF, its activities, products and services, visit www.ccf.com.




SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 28 February, 2005